MOBIVENTURES, INC.
Sunnyside, Brinkworth
Chippenham
Wiltshire, England SN15 5BY
44 (0) 7740 611413
August 11, 2008

VIA EDGAR AND FACSIMILE

Attention: Katherine Wray
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-0213
Fax: (202) 772-9210

Re:	MobiVentures, Inc.
Request for Acceleration of Amendment No. 3 to Form S-1
File No. 333-151216

Ladies and Gentlemen:

MobiVentures, Inc. (the “Company”) hereby requests acceleration of the effectiveness of Amendment No. 3 to Form S-1 (File No. 333-151216), filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 11, 2008, to 1:00PM EST on August 12, 2008, or as soon thereafter as practicable. The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding this filing to John D. Owens III, Esq. at (305) 539-3328 or to Clayton E. Parker, Esq. at (305) 539-3306 of K&L Gates LLP, special counsel to the Company.

Sincerely,

Nigel Nicholas
Chief Executive Officer